SPINNAKER ETF TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

May 26, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Rule 477 Request by Spinnaker ETF Trust (“Trust”) (File Nos. 333-165711 and 811-22398) to withdraw the Trust’s Registration Statement filed on Form N-1A

Ladies and Gentlemen,

We request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on March 25, 2010, EDGAR Accession Number: 0001484018-10-000004. The Trust has determined to make significant changes to the management of the planned series of the Trust and is, therefore, requesting that the Registration Statement be withdrawn.  No securities were sold in connection with the offering.

Additionally, the Trust is asking that any written correspondence with respect to this Rule 477 request or the Registration Statement be sent to the attention of Tanya L. Goins at the following address:

Tanya L. Goins
Malik Law Group LLC
191 Peachtree Street
Suite 3300
Atlanta, GA 30303

If you have any questions concerning the foregoing, please contact the undersigned at 252-972-9922, extension 249.

Yours truly,
Spinnaker ETF Trust

/s/ A. Vason Hamrick

A. Vason Hamrick, Secretary